SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (Amendment No. 1)

                               Lumisys Incorporated
                                  (Name of Issuer)

                                   Common Stock
                            (Title of Class of Securities)

                                   550274  10  4
                                   (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Filed February 14, 1997
                       (reflecting ownership as of 12/31/96)

1.  Names of Reproting Persons. S.S. or I.R.S. Identification Nos. of Above
    Persons

    Bala S. Manian

2.  Check the Appropriate Box if a Member of a Group
                                                      (a)[  ]
    Not Applicable                                    (b)[  ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

    United States of America

                        5.  Sole Voting Power

      NUMBER OF             369,597
       SHARES
     BENEFICIALLY       6.  Shared Voting Power
      OWNED BY
        EACH                0
      REPORTING
       PERSON           7.  Sole Dispositive Power
        WITH
                            369,597

                        8.  Shared Dispositive Power

                            0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    369,597

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    [  ]

    Not Applicable

11. Percent of Class Represented by Amount in Row (9)

    5.76%

12. Type of Reporting Person

    In
________________________________________________________________________


Item 1.

(a)  Name of Issuer:  Lumisys Incorporated

(b)  Address of Issuer's Principal Executive Offices:	225 Humboldt Court
                                                      Sunnyvale, CA  94089

Item 2.

(a)  Name of Person Filing:  Bala S. Manian

(b)  Address of Principal Business Office or, if none, Residence:
     Biometric Imaging
     1025 Terra Bella Avenue
     Mountain View, CA  94043

(c)  Citizenship:  U.S.

(d)  Title of Class of Securities:  Common Stock

(e)  CUSIP Number:  550274 10 4

Item 3.  Not applicable.

Item 4.  Ownership

(a)  Amount Beneficially Owned:  369,597 shares

(b)  Percent of Class:  5.76%

(c)  Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote:                369,597
    (ii)  shared power to vote or to direct the vote:                    0
    (iii) sole power to dispose or to direct the disposition of:   369,597
    (iv)  shared power to dispose or to direct the disposition of:       0

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997



/s/BALA S. MANIAN
Bala S. Manian